Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Second Quarter 2004 Results

Toronto, Ontario (July 14, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the second quarter of 2004. Comparative figures relate to the three and six-month periods ending May 31, 2004, and to the three and six-month periods ending May 31, 2003. All dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $105.7 million, at May 31, 2004, compared with $60.1 million at year-end. The increase is a result of the net proceeds received from the financing that was completed March 4, 2004 less cash used in operations during the first half of the year. The financing completed during the quarter was a public share offering for gross proceeds of $76.9 million (US$57.7 million), resulting from the issuance of approximately 9.8 million common shares at a price of $7.92 (US$5.90) per share.

The loss for the second quarter of 2004 was $14.1 million, or $0.20 per share, compared to a loss of $7.3 million, or $0.14 per share, in the second quarter of 2003. For the six months ended May 31, 2004 the loss was $26.2 million, or $0.39 per share, compared to a loss of $12.8 million, or $0.25 per share, for the comparable period in 2003. The increased loss resulted mainly from higher costs associated with the advancement of our clinical programs and the corporate costs associated with supporting these activities.

Research and development expenditures totalled $12.5 million in the second quarter of 2004, compared to $5.0 million in the second quarter of 2003. For the six months ended May 31, 2004 these expenditures were $22.3 million, compared to $8.4 million, for the comparable period in 2003. The increase in research and development spending results primarily from expanded clinical trial activity, including the ramping up of clinical sites participating in our phase III ACCLAIM trial in chronic heart failure and from ongoing patient recruitment into both our ACCLAIM trial and our phase III SIMPADICO trial in peripheral arterial disease.

General and administration expenditures totalled $3.9 million for the second quarter of 2004, compared to $2.5 million for the second quarter of 2003. For the six months ended May 31, 2004 these expenditures were $7.1 million, compared to $4.6 million, for the comparable period in 2003. The majority of the increase in general and administration expenditures resulted from infrastructure and other support costs, which have increased to support our advancing clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

Our functional currency is the Canadian dollar. The funds raised in the financings that we completed in 2003 and 2004 were primarily in U.S. dollars and we are holding U.S. dollars in anticipation of the significant U.S. dollar research and development expenses that we expect to incur in connection with executing our phase III clinical trials. Although fluctuations in the U.S./Canadian exchange rate can be significant from an accounting perspective, it does not affect our ability to pay U.S. dollar denominated research and development expenditures. Due to the strengthening of the U.S. dollar relative to the Canadian dollar during the three and six months ending May 31, 2004, our statement of operations includes a foreign exchange gain of $2.0 million and $2.6 million, respectively. For the three and six months ended May 31, 2004, investment income was comparable to that for the same period in 2003.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at www.vasogen.com.

Highlights

o The results from the phase II trial of Celacade(TM)(immune modulation therapy) in patients with advanced chronic heart failure have been accepted for publication in the Journal of the American College of Cardiology. As previously reported, the key finding from the phase II trial of Celacade(TM)was a significant reduction in the risk of death and all-cause hospitalization for advanced heart failure patients receiving Celacade(TM)compared to those receiving placebo. These results formed the basis for our ongoing ACCLAIM trial, which is designed to support regulatory approval and marketing in North America and Europe. The manuscript to be published was authored by Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine; Francois Sestier, MD, Faculty of Medicine at the University of Montreal; Branislav Radovancevic, MD, Associate Director, Cardiovascular Surgery and Transplant Research, Texas Heart Institute; and James Young, MD, Chairman, Division of Medicine at The Cleveland Clinic Foundation.

o We continue to make excellent progress with our pivotal phase III trials of Celacade(TM). Our 2,000-patient phase III ACCLAIM trial is further investigating the impact of Celacade(TM)on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. ACCLAIM is designed to support regulatory approval and marketing of Celacade(TM)for the treatment of advanced heart failure in North America and Europe. With the recent granting of the CE Mark regulatory approval in Europe for Celacade(TM)for the treatment of chronic heart failure, we are now including select European opinion leaders as we launch the final sites in our 160-site ACCLAIM trial infrastructure. The inclusion of leading cardiac centers from Europe in the ACCLAIM trial is a fundamental step in preparing the second largest market in the world for Celacade(TM). ACCLAIM is expected to complete patient enrolment by the end of Q1, 2005. Chronic heart failure is a devastating condition that affects over 10 million people in North America and Europe. In the U.S. alone, heart failure costs the healthcare system over $19 billion annually and is associated with 300,000 deaths each year.

o Our 500-patient phase III SIMPADICO trial, which is further investigating the impact of Celacade(TM) on reducing the debilitating symptoms associated with peripheral arterial disease (PAD), is designed to support regulatory approval and marketing of Celacade(TM) for the treatment of symptomatic PAD in North America and Europe. SIMPADICO is expected to complete patient enrolment by year-end. PAD is a progressive cardiovascular condition that affects seven million individuals in the U.S. alone, with related healthcare costs exceeding $10 billion annually.

o We continued to make significant progress in the development of our new class of phospholipid-based drugs, which are designed to interact with antigen presenting cells to modulate cytokines that initiate and control inflammation. Our drug development program is ongoing at international centers of excellence for neuroscience and is focused on investigating the therapeutic potential of our VP series of drugs and identifying lead indications for clinical development. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neuroinflammatory disorders.

          o Preclinical findings demonstrating the ability of VP025 to reduce perinatal hypoxic-ischemic brain injury were presented by Dr. Charles Palmer, Professor of Pediatrics, Penn State College of Medicine, at the Annual Meeting of the Pediatric Academic Societies in San Francisco. Perinatal hypoxic-ischemic brain injury is accompanied by an inflammatory response that contributes to brain degeneration (atrophy). The administration of VP025 resulted in significantly less brain injury compared to saline-treated controls - providing additional evidence of the ability of VP025 to address the inflammatory component of a serious neurological condition, with potential relevance to stroke.

          o Data from a second formulation from our VP series of drugs (VP015), was published in the Journal of Neuroimmunology (151:
               12-23, 2004). The preclinical data demonstrate the ability of VP015 to mediate inflammatory activity across the blood brain barrier and to significantly reduce markers of inflammation in the brain, supporting the therapeutic potential for the VP drug formulations to address a number of serious neurological disorders.

          o Preclinical research demonstrating the ability of VP025 to reverse a measure of the memory and learning impairment associated with aging was presented by Professor Marina Lynch, PhD, Department of Physiology, Trinity College, Dublin, Ireland at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal. We believe that the ability to actually improve an established loss of memory and learning would be a major breakthrough in the treatment of a number of debilitating diseases associated with aging, including Alzheimer's disease and Parkinson's disease.

o Additional research regarding Celacade(TM) and our VP series of drugs is expected to be presented at various conferences during 2004 including: the Heart Failure Society of America Scientific Meeting in September and the American Neurological Association Annual Meeting in October, both in Toronto; Neuroscience 2004 (Society for Neuroscience's Annual Meeting) in San Diego in October; and at other conferences.

o During the quarter, we completed an offering of 8,500,000 common shares. Needham & Company, Inc. and RBC Capital Markets were lead managers for the offering, with A.G. Edwards & Sons, Inc. acting as a co-manager. The underwriters also purchased an additional 1,275,000 common shares pursuant to the exercise of their over allotment option in full for a total purchase of 9,775,000 common shares. Including proceeds from the exercise of the over allotment option, the gross proceeds from the offering realized by the Company were approximately US$57.7 million.

o    On May 24, 2004 Vasogen was added to the NASDAQ Biotechnology Index.

As previously announced, a conference call will be conducted on July 14, 2004 at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-5259 or 1-888-789-0089 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the
                                       ---------------
conference call may be accessed by calling 416-641-2132, pin code 7107, and will also be available at www.vasogen.com.
                     ---------------

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release and the upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                 Interim Consolidated Financial Statements Below




VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
------------------------------------------------------------------------------------------------------------------
                                                                                        May 31,       November 30,
                                                                                           2004               2003
------------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                                        $     745          $   4,476
     Marketable securities (note 2)                                                     104,952             52,354
     Clinical supplies                                                                    5,164              4,418
     Tax credits recoverable                                                              1,366              1,383
     Prepaid expenses and other receivables                                                 852              1,021
-------------------------------------------------------------------------------------------------------------------
                                                                                        113,079             63,652

Marketable securities (note 2)                                                               --              3,255

Capital assets                                                                            1,141                890
Less accumulated amortization                                                               612                530
-------------------------------------------------------------------------------------------------------------------
                                                                                            529                360

Acquired technology                                                                       4,081              4,081
Less accumulated amortization                                                             3,195              3,068
-------------------------------------------------------------------------------------------------------------------
                                                                                            886              1,013

Deferred costs                                                                               --                503

-------------------------------------------------------------------------------------------------------------------
                                                                                      $ 114,494          $  68,783
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                                 $   2,939          $   3,831
     Accrued liabilities                                                                  3,606              2,487
-------------------------------------------------------------------------------------------------------------------
                                                                                          6,545              6,318

Shareholders' equity:
     Share capital (note 3(a)):
         Authorized:
              Unlimited common shares, without par value Issued and outstanding:
              72,112,468 common shares
                (November 30, 2003 - 62,023,000)                                        244,826            173,380
     Warrants (note 3(d))                                                                 1,456              1,456
     Options (note 3(b))                                                                    946                744
     Deficit                                                                           (139,279)          (113,115)
-------------------------------------------------------------------------------------------------------------------
                                                                                        107,949             62,465

-------------------------------------------------------------------------------------------------------------------
                                                                                      $ 114,494          $  68,783
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)


-----------------------------------------------------------------------------------------------------------------
                                                                                                     Period from
                                                                                                      December 1,
                                           Three months ended              Six months ended             1987 to
                                                  May 31,                       May 31,                  May 31,
                                          2004            2003            2004            2003            2004
-----------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development          $  12,491       $   4,955       $  22,307       $   8,424       $  93,238
     General and administration            3,924           2,477           7,119           4,560          52,859
     Foreign exchange loss (gain)         (2,009)            135          (2,637)            329          (1,317)
-----------------------------------------------------------------------------------------------------------------

Loss before the undernoted               (14,406)         (7,567)        (26,789)        (13,313)       (144,780)

Investment income                            337             232             625             550           7,011
-----------------------------------------------------------------------------------------------------------------

Loss for the period                      (14,069)         (7,335)        (26,164)        (12,763)       (137,769)

Deficit, beginning of period            (125,210)        (86,595)       (113,115)        (81,167)         (1,510)

-----------------------------------------------------------------------------------------------------------------
Deficit, end of period                 $(139,279)      $ (93,930)      $(139,279)      $ (93,930)      $(139,279)
-----------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share
   (note 4)                            $   (0.20)      $   (0.14)      $   (0.39)      $   (0.25)

-----------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                                                                        Period from
                                                                                                        December 1,
                                              Three months ended             Six months ended             1987 to
                                                    May 31,                       May 31,                  May 31,
                                            2004            2003             2004            2003           2004
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                 $ (14,069)      $  (7,335)      $ (26,164)      $ (12,763)      $(137,769)
     Items not involving cash:
         Amortization of capital
           assets and acquired
           technology                          104              99             209             193           4,032
         Services provided for
           common shares                        --              --              --              --           2,449
         Foreign exchange
           loss (gain)                      (1,886)            146          (2,888)            341          (2,462)
         Other                                  --              --              --              --             (35)
         Stock compensation
           to non-employees                    105              22             202             121             633
     Change in non-cash
       operating working capital               654             274            (333)           (289)           (865)
-------------------------------------------------------------------------------------------------------------------
                                           (15,092)         (6,794)        (28,974)        (12,397)       (134,017)

Financing:
     Shares issued for cash                 76,913              --          76,913              --         233,405
     Share issue costs                      (6,128)             --          (6,128)             --         (17,265)
     Options exercised for cash                196              75             661              75          23,344
     Deferred issuance costs                   503              --             503              --              --
     Issue on convertible debt, net             --              --              --              --             622
     Payable to related parties                 --              --              --              --            (234)
-------------------------------------------------------------------------------------------------------------------
                                            71,484              75          71,949              75         239,872

Investments:
     Increase in acquired
       technology                               --              --              --              --          (1,283)
     Increase in capital assets               (122)            (97)           (251)            (97)         (1,338)
     Purchases of marketable
       securities                          (72,633)           (232)        (74,113)           (700)       (221,008)
     Maturities of marketable
       securities                           15,241           7,405          27,649          12,373         118,500
-------------------------------------------------------------------------------------------------------------------
                                           (57,514)          7,076         (46,715)         11,576        (105,129)

Foreign exchange gain (loss)
   on cash held in foreign currency            (39)             (9)              9             (15)             19
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                     (1,161)            348          (3,731)           (761)            745

Cash and cash equivalents,
   beginning of period                       1,906             915           4,476           2,024              --

-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
   end of period                         $     745       $   1,263       $     745       $   1,263       $     745
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations since inception. The operations of the Company are not subject to any seasonal or cyclical factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements as at and for the year ended November 30, 2003.

1. Significant accounting policies: These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

2. Marketable securities: Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.



     ---------------------------------------------------------------------------------------------------------------
                                               Less than     Greater than
                                                one year         one year                           Yield to
     May 31, 2004                             maturities       maturities          Total            maturity
     ---------------------------------------------------------------------------------------------------------------

     Canadian corporate bonds                $   104,952        $       -     $  104,952      1.95% - 2.07%
     ---------------------------------------------------------------------------------------------------------------


     ---------------------------------------------------------------------------------------------------------------
                                               Less than     Greater than
                                                one year         one year                           Yield to
     November 30, 2003                        maturities       maturities          Total            maturity
     ---------------------------------------------------------------------------------------------------------------

     Canadian corporate bonds                $    52,354        $   3,255     $   55,609      2.50% - 2.95%
     ---------------------------------------------------------------------------------------------------------------

3.   Shareholders' equity:
     (a)  Share capital:
          Authorized:
              Unlimited common shares, without par value
     Issued:
     -----------------------------------------------------------------------------------------------------------
                                                                          Number of
                                                                             common
                                                                             shares               Amount
     -----------------------------------------------------------------------------------------------------------

     Balance, December 1, 2003                                               62,023         $    173,380
     Issued for cash                                                          9,775               76,913
     Issued for options exercised                                               315                  661
     Share issue costs                                                            -               (6,128)

     -----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                  72,113         $    244,826
     -----------------------------------------------------------------------------------------------------------

     Public offering:

     On March 4, 2004, the Company completed a public offering raising gross proceeds of approximately $76.9 million (U.S. $57.7 million), resulting from the issuance of 9,775,000 common shares at a price of $7.92 (U.S. $5.90) per share.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2004
(Unaudited)


--------------------------------------------------------------------------------------------------------------


3.   Shareholders' equity (continued):
     (b) Stock-based compensation:

     As at May 31, 2004, there were 886,491 (November 30, 2003 - 1,496,366)
     options available for grant.

     ---------------------------------------------------------------------------------------------------------
                                                                                                      Weighted
                                                                                                       average
                                                                                                      exercise
                                                                                  Options                price
     ---------------------------------------------------------------------------------------------------------

           Outstanding, December 1, 2003                                            3,245            $    5.00
           Issued                                                                     615                 8.44
           Exercised                                                                 (315)                2.10
           Cancelled                                                                   (5)                7.55

           Outstanding, end of period                                               3,540                 5.85

           Exercisable, end of period                                               1,714            $    5.97
     ---------------------------------------------------------------------------------------------------------

            The table above includes 61,906 options granted to non-employees in the current period for a fair value of $337,102. The following table provides information on options outstanding and exercisable as of May 31, 2004:

     ---------------------------------------------------------------------------------------------------------
                                                  Options outstanding                  Options exercisable
     ---------------------------------------------------------------------------------------------------------
                                                                        Weighted
                                                        Weighted         average                      Weighted
                                                         average       remaining                       average
           Exercise                        Number       exercise     contractual         Number       exercise
           price                      outstanding          price    life (years)    exercisable          price
     ---------------------------------------------------------------------------------------------------------

           $1.25 - $  3.39                    666       $   2.88             2.3            328      $    2.92
           $3.40 - $  5.65                  1,207           4.55             6.4            444           4.47
           $5.66 - $  9.04                  1,171           7.32             3.7            750           7.14
           $9.05 - $ 11.30                    496           9.55             3.6            192          10.09

     ---------------------------------------------------------------------------------------------------------
                                            3,540           5.85             4.4          1,714           5.97
     ---------------------------------------------------------------------------------------------------------

     The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870 does not require the recognition of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma loss for the period and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

                                                Three months ended                  Six months ended
                                                      May 31,                            May 31,
                                                2004             2003              2004             2003
     ----------------------------------------------------------------------------------------------------

     Loss for the period               $     (14,069)     $    (7,335)     $    (26,164)    $    (12,763)
     Pro forma compensation
        expense - employees                     (704)            (128)           (1,172)            (689)

     ----------------------------------------------------------------------------------------------------
     Pro forma loss for the period     $     (14,773)     $    (7,463)     $    (27,336)    $    (13,452)
     ----------------------------------------------------------------------------------------------------

     Pro forma loss per share:
          Basic and diluted            $      (0.21)      $     (0.14)     $     (0.41)     $      (0.26)

     ----------------------------------------------------------------------------------------------------


The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2004
(Unaudited)

--------------------------------------------------------------------------------

     Shareholders' equity (continued):

     The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

                                                            Six months ended
                                                                 May 31,
                                                           2004             2003
     ---------------------------------------------------------------------------

     Dividend yield                                           -                -
     Weighted average risk-free
        interest rate                                     4.49%            4.26%
     Volatility factor of the
        expected market
        price of the Company's
        common shares                                       82%              81%
     Weighted average expected
        life of the employment options                4.4 years        4.0 years

     ---------------------------------------------------------------------------

     The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2004 was $5.17.


     The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.


(c)  Deferred share units:
     Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of Board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.


     As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares at each period end. The expense recorded in the quarter of $157,074 related to DSUs granted in May 2004 for services rendered during the period. As at May 31, 2004, 22,407 DSUs are outstanding valued at $157,074.

(d)  Warrants:

     As at May 31, 2004, the warrants which are outstanding and exercisable are as follows:
     ---------------------------------------------------------------------------

     Outstanding, December 1, 2003                                          985
     Issued                                                                   -
     Exercised                                                                -
     Expired or cancelled                                                     -
     ---------------------------------------------------------------------------
     Outstanding, end of period                                             985
     ---------------------------------------------------------------------------

     Exercisable, end of period                                             985

     ---------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)
Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2004
 (Unaudited)

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4.   Loss per share:
     Basic and diluted loss per share:

     --------------------------------------------------------------------------------------------------------
                                                    Three months ended                  Six months ended
                                                          May 31,                            May 31,
                                                    2004             2003              2004             2003
     --------------------------------------------------------------------------------------------------------

     Weighted average number of common shares outstanding:
         Basic                                    71,777           51,950            67,015           51,942

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     Loss per share:
         Basic and diluted                   $    (0.20)      $     (0.14)      $    (0.39)       $    (0.25)

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

5.   Segmented information:
     The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.


6.   Comparative figures:
     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.